UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

                    United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

Press Release No. 11/2012: PETRÓLEOS MEXICANOS

Date: January 25, 2012

MEXICO, D.F.

Pemex and Repsol lay out framework to execute a strategic industrial alliance

As part of the outcome of the meeting held by Pemex’s Board of Directors last January 6, in which it was agreed to improve the relations with Repsol and seek long-term collaboration agreements, Pemex has moved forward with a Memorandum of Understanding with the Spanish oil company today.  This agreement establishes the general framework to execute, at the opportune moment, a strategic industrial alliance that contributes to the development of the companies’ respective business plans and establishes means and mechanisms for mutual cooperation.

The basic terms upon which such an alliance would be established are the following:

1.	It shall be based on the principles of reciprocity, mutual benefit and collaboration, long term commitment and non-exclusivity.

2.
It shall encompass the Upstream and liquid natural gas (GNL) business areas in America as well as the Downstream business areas in America, Spain and Portugal.  Each party shall evaluate offering to the other party any business opportunities that may arise.

3.
Within the constitutional and legal framework that regulates the hydrocarbon sector in Mexico, Pemex shall count on Repsol as an ally, under the terms of the alliance, in order to evaluate and promote any business opportunities that may be of mutual interest.

4.
In order to promote and monitor the alliance, a Strategic Committee and an Upstream and GNL Committee, as well as a Downstream Committee, shall be formed, each with equal representation from Pemex and Repsol and serving an advisory and informational role.

5.
Pemex renews its commitment to Repsol, ensuring the stability of its share participation in this company, which shall not decrease below 5% nor exceed 10%, and also reaffirms its support of the strategic plan and of Repsol’s current governing management.

6.	The strategic industrial alliance shall have an initial term of 10 years.

Under these terms, the execution of this alliance shall be submitted to the consideration of the boards of directors of Pemex and Repsol, in accordance with the provisions of the companies’ respective internal regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: January 31, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.